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SECURITIES AND I
Washing



02053030

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2001___ AND ENDING ___June 30, 2002___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Sutter Securities Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   One Sansome Street, Suite 3950
                              (No. and Street)

RECD S.E.C.
AUG 3 0 2002
835

OFFICIAL USE ONLY

FIRM ID. NO.

   San Francisco   CA   94104
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Berit Muh, CFO   415-288-2379
                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Burr, Pilger & Mayer
            (Name — if individual, state last, first, middle name)

   600 California St., Suite 1300 San Francisco   CA   94108
   (Address)   (City)   (State)   Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___Berit Muh_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Sutter Securities Incorporated_____, as of ___June 30, 2002_____, 19XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

ELLEN F. MILLER
Commission # 1288304
Notary Public - California
San Francisco County
My Comm. Expires Jan 20, 2005

Signature

_____
Notary Public

Chief Financial Officer
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUTTER SECURITIES INCORPORATED
(SEC I.D. No. 8-45158)

STATEMENT OF FINANCIAL CONDITION

for the year ended June 30, 2002

PUBLIC DOCUMENT

Filed pursuant to rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

SUTTER SECURITIES INCORPORATED

TABLE OF CONTENTS





BPM.

BURR, PILGER & MAYER LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Sutter Securities Incorporated:

We have audited the accompanying statement of financial condition of Sutter Securities Incorporated (the Company) as of June 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California
August 16, 2002

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

MEMBER OF CPA ASSOCIATES INTERNATIONAL, INC.

SUTTER SECURITIES INCORPORATED
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS

Cash and cash equivalents	$ 1,046,318
Receivables from clearing brokers and dealers	559,800
Accounts receivable	52,636
Prepaid expenses	48,803
Deferred tax assets	2,600
Investment	68,800
Furniture and equipment, net of accumulated depreciation	13,726
Total assets	$ 1,792,683

LIABIITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 742,564
Accrued income tax	56,412
Total liabilities	798,976
Shareholders' equity:	
Common stock, no par value; 200,000 authorized; 140,888 issued and outstanding	282,722
Retained earnings	710,985
Total shareholders' equity	993,707
Total liabilities and shareholders' equity	$ 1,792,683

The accompanying notes are an integral
part of these financial statements.

2

1. **Organization**

Sutter Securities Incorporated (the Company), a California corporation, was incorporated on July 22, 1992 and commenced operations on December 8, 1992. The Company is a registered broker/dealer that serves as underwriter and financial advisor to state and local governments and agencies, specializing in originating, trading, and selling California municipal bonds. In addition, the Company provides investment banking and advisory services to corporations and other entities, with an emphasis on corporate valuations, fairness opinions, and litigation support. Sutter's principal office is located in San Francisco, California. Since July 2000, the Company has maintained an office in New York City. The New York office specializes in litigation support and valuation. The Company became a registered member of the National Association of Securities Dealers, Inc. (NASD) on December 7, 1992. The Company is also a member of the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

All trades are cleared through other brokers on a fully disclosed basis. In addition to executing fixed income securities trades as principal, the Company also executes equity trades on an agency basis.

2. **Summary of Significant Accounting Policies**

    Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash held at the bank and in money market funds.

    Furniture and Equipment

    Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets over three to five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

    Revenue Recognition

    Securities transactions and the related revenues and expenses thereon, are recorded on a trade date basis. Underwriting fees are recorded when the underwriting is sold and the income is reasonably determinable. Other consulting fees are recorded when earned. Principal transactions represent markups on riskless principal transactions.

    Deferred Income Taxes

    Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The amount represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are covered or settled.

Continued

2.   **Summary of Significant Accounting Policies**, continued

     Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.   **Receivables from Clearing Brokers and Dealers**

     As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges.

     The receivables from brokers and dealers arise in the normal course of business from the settlement of securities transactions.

4.   **Investment**

     The Company purchased 4,000 shares of NASD placement stock and exercised the maximum allowable 1,200 warrants. It is recorded at cost. The total investment as of June 30, 2002 is $68,800.

5.   **Furniture and Equipment**

     Furniture and equipment as of June 30, 2002 consisted of the following:

Furniture and fixtures	$ 4,252
Office equipment	21,183
Computer equipment	65,499
	90,934
Less accumulated depreciation	(77,208)
	$ 13,726

Depreciation expense for the year ended June 30, 2002 was $19,257.

5. **Income Taxes**

The income tax provision/(benefit) consists of the following:

Current:	
Federal	$ 83,681
State	23,570
	107,251
Deferred:	
Federal	(2,900)
State	-
	(2,900)
Total income tax provision	$104,351

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had total deferred tax at June 30, 2002 of $2,600.

The effective income tax rate differs from the amount computed by applying the Federal statutory rate of 34% due primarily to state income taxes and certain permanent items such as disallowed meals and entertainment expenses.

7. **Regulatory Requirements**

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the NASD, which requires the maintenance of minimum net capital.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined.

At June 30, 2002, the Company had net capital of $749,505, which was $649,505 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 1.07 to 1.

8. **Commitments**

The Company leases office space under an operating lease that expires July 31, 2004 for the San Francisco office. Under the terms of this lease, however, the Company may cancel its obligation with twelve months' notice after February 1, 2001. In addition, the lease requires the Company to pay escalation rentals for certain operating expenses and real estate taxes. On July 1, 2000, the Company has subleased office space in New York City. The lease is month-to-month and may be ended by either party on one month's notice in writing. In addition, the lease requires the Company to pay 15% of the electric bill and separate bills for other operating expenses.

8.   **Commitments**, continued

Minimum future rental payments under the leases are summarized as follows:


Year ending June 30:

2004	$144,000
2005	12,000
	$156,000


Rent expense was $168,045 for the year ended June 30, 2002.

In the normal course of business, the Company enters into underwriting commitments. The Company had two open transactions relating to such underwriting commitments at June 30, 2002. The transactions which were recorded at June 30, 2002 were settled in early July 2002 for a total underwriting gross revenue of $350,000.

9.   **Concentration of Credit Risk**

Cash

The Company maintains cash balances in money market funds. Such balances are not insured, but are invested in securities of the U. S. government, its agencies, authorities, and instrumentalities, obligations of U. S. banks, commercial paper, and other short-term obligations of U. S. companies, states, municipalities, and other entities, and repurchase agreements. At June 30, 2002, the Company's uninsured cash balances totaled $976,354.

10.   **Off-Balance Sheet Risk**

In the normal course of business, the Company is involved in the execution and settlement of various principal securities transactions. Principal securities transactions are subject to the risk of counter-party nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company has contractual commitments arising in the ordinary course of business for securities transactions on a when-issued basis. These financial instruments contain varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above-described transactions at June 30, 2002.

ADDITIONAL REPORT


INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Sutter Securities Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Sutter Securities Incorporated (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7

Board of Directors
Sutter Securities Incorporated
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
August 16, 2002

8